02010697

0-30982

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

PE 1-1-02

ALTO PALERMO S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, Piso 2
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

ALTO PALERMO S.A. (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of letters filed by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* or furnished to the Company's shareholders on January 22, 2002.

1. By letter dated January 22, 2002, the Company reported that the holders of Class A Senior Notes up to a nominal value of US$ 40 million due 2005, decided unanimously to hold a General Noteholders Meeting on January 24, 2002, at 4:00 p.m. at the Company's corporate headquarters located at Hipólito Yrigoyen 476, 2nd Floor, City of Buenos Aires, to consider the exchange rate applicable to the partial payment of interest on the Notes made on January 22, 2002 and to consider the possible differences produced by changes in that exchange rate.

2. By letter dated January 22, 2002, the Company reported that the holders of Class B Senior Notes up to a nominal value of US$ 80 million due 2005, decided unanimously to hold a General Noteholders Meeting on January 24, 2002, at 4:30 p.m. at the Company's corporate headquarters located at Hipólito Yrigoyen 476, 2nd Floor, City of Buenos Aires, to consider the exchange rate applicable to the partial payment of interest on the Notes made on January 22, 2002 and to consider the possible differences produced by changes in that exchange rate.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A.

By:

Name: Saúl Zang
Title: Director

Dated: January 22, 2002